CUSIP No. 879101103	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Tekelek
(Name of Issuer)
Common Stock
(Title of Class of Securities)
879101103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879101103	Page 2 of 6 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Kensico Capital Management Corporation 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	6,450,080
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	6,450,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,450,080
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	9.8%
12.	Type of Reporting Person	CO

CUSIP No. 879101103	Page 3 of 6 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Michael Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	6,450,080
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	6,450,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,450,080
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	9.8%
12.	Type of Reporting Person	IN, HC

CUSIP No. 879101103	Page 4 of 6 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	6,450,080
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	6,450,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,450,080
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	9.8%
12.	Type of Reporting Person	IN, HC

CUSIP No. 879101103	Page 5 of 6 Pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on March 12, 2007 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

For each Reporting Person:

(a)	Amount beneficially owned:

As of December 31, 2008, each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to be the beneficial owner of the 6,450,080 shares of Common Stock held for the accounts of the Funds. Of such 6,450,080 shares of Common Stock , Kensico Partners directly beneficially owns 1,414,304 shares of Common Stock, Kensico Associates directly beneficially owns 1,989,283 shares of Common Stock, Kensico Offshore directly beneficially owns 2,495,607 shares of Common Stock, and Kensico Offshore II directly beneficially owns 550,886 shares of Common Stock.

(b)	Percent of class:

9.8% (based upon 66,103,461 shares of Common Stock issued and outstanding as of October 30, 2008)

(c)	Number of shares to which each Reporting Person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,450,080

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose of or direct the disposition of: 6,450,080

CUSIP No. 879101103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

KENSICO CAPITAL MANAGEMENT CORP.
BY:	/s/ MICHAEL LOWENSTEIN
Signature
Michael Lowenstein, Authorized Signatory
Name/Title
/s/ MICHAEL LOWENSTEIN
Signature
/s/ THOMAS J. COLEMAN
Signature